Mail Stop 3561
							April 11, 2006


Mr. Alexander H. Ware
Executive Vice President and Chief Financial Officer
PepsiAmericas, Inc.
4000 Dain Rauscher Plaza, 60 South Sixth Street
Minneapolis, Minnesota 55402

		RE:	PepsiAmericas, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005
			Filed March 6, 2006
			File No. 001-15019

Dear Mr. Ware:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

1. In future filings please disclose your policy for classifying cash flows associated with derivative instruments designated as qualifying hedges, as it appears there are two alternative classifications permitted under GAAP. Refer to paragraph 14 and footnote 4 to SFAS
95.

Notes to Consolidated Financial Statements, page F-7

Note 15. Incentive Compensation and Warrants, page F-25

2. In future filings please disclose the significant terms of your issuances of restricted shares and restricted stock units, for example the period over which the shares or units vest and the criteria to be met for vesting to occur. Refer to paragraph 46 of SFAS 123 and paragraphs 64 and A240(a) of SFAS 123R, as applicable.

Item 9A. Controls and Procedures, page 40

3. Please revise your future disclosures regarding both the definition of and your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K accordingly.

4. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K. Also confirm to us supplementally that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Exhibits 31.1 and 31.2

5. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-
K.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

Mr. Alexander H. Ware
PepsiAmericas, Inc.
April 11, 2006
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